September 21, 2006

Mail Stop 4561

Jun Wang
Chief Financial Officer
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial Street
Xicheng District, Beijing 100032
People's Republic of China

> **Re:** **China Finance Online Co. Limited**
> **Form 20-F for the year ended December 31, 2005**
> **Filed 5/23/06**
> **File No. 000-50975**

Dear Mr. Wang:

We have reviewed your response letter dated September 7, 2006 and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-6

1.   We note from your response to comment 2 that the amounts of the effect of exchange rate changes does not agree in total to what is presented on your consolidated statement of cash flows. For example, you say that for fiscal year 2005, ($82,395), $0 and $3,186 was attributable to the effect of exchange rate changes on cash flows from operating, investing and financing activities, respectively. The sum of these three amounts, ($79,209), does not agree to the $671,133 presented on the consolidated statements of cash flows. Please explain this discrepancy and, as previously requested, tell us why the effect of exchange rate changes for each period on the consolidated statements of cash flows is the

same as the foreign currency translation adjustment for each period recognized as a component of accumulated other comprehensive income.

Notes to Consolidated Financial Statements

Note 4 – Cost Investment, page F-17

2.   We note from your response to comment 5 that you are entitled to certain voting rights which enable you to exercise significant influence over Moloon's operation. However, your disclosure in Note 4 indicates that you do not exert significant influence over the operating and financial activities of Moloon. Please revise this note in future filings to explain to investors in what ways you are able to exert significant influence and why you do not account for this investment under the equity method. In addition, please tell us how you determined that the fair value of common shares issued by Moloon is equal to $1.53 per share, the same price paid for Series B preferred shares. We may have further comment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Todd Bissett, Esq. (*via facsimile*)